October 14, 2014
Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Franklin Resources, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 12, 2013
File No. 001-09318

Dear Mr. West:

We have received your letter dated September 29, 2014. Set forth below are each of the comments in your letter followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34
Components of the Change in Assets Under Management, page 38

1.	Comment:

We note that a significant component of the change in your assets under management (AUM) is appreciation (depreciation) and other which includes the impact of foreign exchange revaluation (FX). Please revise your future filings to disaggregate the impact of foreign exchange revaluations on your AUM, and expand the corresponding disclosure to discuss material known trends and changes to both appreciation (depreciation) and FX.

Response:

We have not disaggregated the impact of FX on our AUM as the amounts have been immaterial. In future periods if such amounts become material to the appreciation (depreciation) and other component of the change in AUM we will disclose the amounts and expand the corresponding disclosure in our filings.

Quantitative and Qualitative Disclosures about Market Risk, page 59
AUM Market Price Risk, page 60

2.	Comment:

We note that you are exposed to market risk through your investment management and distribution fees, which are generally calculated as a percentage of the market value of AUM. In order to help an investor understand the magnitude of market risk, please revise your future filings to provide the quantitative disclosures required by Item 305(a) of Regulation S-K and the related impact to your investment management fees and sales and distribution fees or tell us why this disclosure is not required. In addition, where you provide sensitivity analysis disclosures (e.g. market valuation risk on page 61), expand your discussion to provide a description of the model, assumptions, and related parameters that are necessary to understand your quantitative disclosures.

Response:

In future filings, we will revise our disclosure to include a sensitivity analysis, in accordance with Item 305(a)(1)(ii) of Regulation S-K, of the impact of AUM market risk on our investment management fees and sales and distribution fees. We will also include a description of the assumptions and parameters related to the analysis. Due to the straightforward calculation of the sensitivity analysis for AUM market risk, as well as for market valuation risk, we do not believe that a description of the model is necessary to understand the quantitative disclosures.

Foreign Currency Exchange Risk, page 60

3.	Comment:

Please revise your future filings to provide the quantitative disclosures required by Item 305(a) of Regulation S-K for your foreign currency exchange risk or explain to us why this disclosure is not necessary.

Response:

In future filings, we will revise our disclosure to include a sensitivity analysis of the impact of foreign currency exchange risk on our consolidated balance sheet and pre-tax earnings from cash and cash equivalents and investments denominated in foreign currencies and from U.S. dollar balances held by certain non-U.S. subsidiaries. We will also include a description of the model, assumptions and parameters related to the analysis.

Franklin Resources, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Chief Financial Officer and Executive Vice President
Franklin Resources, Inc.

2